SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 30, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“Company”), pursuant to article 157, paragraph 4, of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces the approval of the ninth (9th) issue of simple, non-convertible, unsecured debentures in a single series (“Issue” and “Debentures”) of the Company for public distribution with restricted placement efforts, pursuant to CVM Instruction 476, of January 16, 2009 (“Restricted Offering”). The Issue will comprise 10,000 Debentures, with nominal unit value of R$10,000.00, totaling R$100,000,000.00, with the last installment maturing on March 30, 2022. The Debentures will be registered for distribution on the primary market on the MDA – Asset Distribution Module and for trading on the secondary market on CETIP 21 Module – Securities, both administered and operated by CETIP S.A. – Organized Markets (“CETIP”), respecting the ninety-day blackout period, as of each subscription or acquisition by investors, in accordance with article 13 of CVM Instruction 476/09, with the distribution and trading being settled and the Debentures being held on electronic custody at CETIP.

In addition, the Company announces that the net proceeds from the Issue and the Restricted Offering will be allocated to the early redemption of the 2nd (second) issue of Company’s commercial promissory notes.

This Material Fact is disclosed by the Company exclusively to comply with applicable rules and legislation, and it has exclusively informative purposes and shall not be interpreted or considered, for all legal effects, as Debenture sale or disclosure material.

São Paulo, June 30, 2015.

Companhia Siderúrgica Nacional

Gustavo Henrique Santos de Sousa

 Controllership, Taxes and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.